Exhibit 2.3

AMENDMENT TO STOCK PURCHASE AGREEMENT

Amendment to Stock Purchase Agreement dated as of December 14, 2011 by and among Genesis Group Holdings Inc., maintaining its principle place of business at 2500 N. Military Trail Boca Raton, Florida 33431(hereinafter “Purchaser”) and Margarida Monteiro  (“MM”) and Carlos Monteiro (“CM”) maintaining their principle place of business at 2735 Southside Dr., Tuscaloosa, AL. 35401 (hereinafter the “Sellers”) respecting the membership interests or shares of Rives Monteiro Engineering LLC. (“RME”) and all related entities including, inter alia, Rives Monteiro Leasing LLC. (“RML”).

Whereas, the  parties have previously agreed by written Stock Purchase Agreement dated November 15, 2011 to sell 100% of the membership interests and shares in RME and RML to Purchaser, pursuant to the terms  and conditions set forth therein,

Whereas, the parties to the Stock Purchase wish to amend the Stock Purchase Agreement as set forth below to reflect their additional understandings.

NOW THEREFORE, in consideration  of the premises and for other  good and valuable consideration, the parties agree as follows:

Paragraph 1, Agreements to Sell and Purchase, shall be amended as follows:

a.	Purchaser shall acquire only 49% of RME and 100% of RML. Purchaser shall have the option for $1.00 and other valuable consideration, to acquire the remaining 51% of RME.
b.
Purchaser shall create  a new entity entitled Rives-Monteiro Engineering Services, Inc. (“RMES”). RMES shall be owned by Purchaser but operated and managed by MM and her staff. All non-WBE type business shall flow directly through RMES.

c.
All WBE business shall continue to flow through RME. RME shall have a management and support agreement with RMES, such that the cash flow from RME activities shall flow to RMES and RMES shall cover both companies' expenses and capital needs.

Paragraph 2 (ii) Purchase Price; Payment of Consideration, shall be amended as follows:

a.	The Three Hundred Thousand Dollars ($300,000) cash consideration shall be paid as follows:
	i.	One Hundred Thousand Dollars ($100,000) cash at closing;
	ii.	A promissory note for One Hundred Thousand Dollars ($100,000) due within 90 days of Closing;
	iii.	A promissory note for One Hundred Thousand Dollars ($100,000) due within 180 days of Closing.
	iv.	The Notes shall have no pre-payment penalty. The notes shall be accelerated in the event that the Company secures equity financing in excess of $2 million dollars during the calendar year 2012.

b.	Paragraph (ii) a shall be amended to change 5,000,000 shares of Common Stock to 7,500,000.
c.	Paragraph c shall be amended so that the term “Company” shall include RME and RMES.

The agreement of the parties shall remain in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Stock Purchase Agreement to be executed and delivered as of the date first written above.

Rives Monteiro Engineering, LLC
By  Margarita Monteiro

Rives Monteiro Leasing. LLC
By  Margarita Monteiro

Margarida  Monteiro
By  /s/ Carlos Monteiro

Carlos Monteiro
By  _____________________________

Genesis Group Holdings, Inc.
By /s/ Lawrence Sands